TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

06010182

December 30, 2005

SEC MAIL PROCESSING
RECEIVED
JAN 09 2006
WASH., D.C. 213 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

SUPPL

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release dated December 30, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
JAN 12 2006 E
THOMSON
FINANCIAL

K. Pinder
for
Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

dlw 1/11

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta
December 30, 2005

NEWS RELEASE: TRILOGY ENERGY TRUST COMPLETES BOUGHT DEAL FINANCING

Trilogy Energy Trust ("TET") has completed its previously announced public offering of 6,000,000 trust units at a price of $24.75 per trust unit for gross proceeds of $148.5 million. The trust units were sold through a syndicate of Canadian underwriters co-led by BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Blackmont Capital Inc.

The net proceeds from the offering will be used by TET for ongoing capital expenditures and general trust and operating purposes.

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

December 28, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Final Short Form Prospectus dated December 22, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

K. Pinder

for Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Short Form Prospectus

New Issue December 22, 2005

TRILOGY ENERGY TRUST

$148,500,000

6,000,000 Trust Units

The trust units of Trilogy Energy Trust (the "Trust") are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "TET.UN". On December 21, 2005, the closing price of the trust units on the TSX was $24.71. The TSX has conditionally approved the listing of the trust units offered pursuant to this short form prospectus on the TSX. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX.

The offering price of the trust units offered hereby was determined by negotiation between Trilogy Energy Ltd. (the "Administrator"), on behalf of the Trust and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters (as defined below).

Price: $24.75 per Trust Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per trust unit	$24.75	$1.2375	$23.5125
Total	$148,500,000	$7,425,000	$141,075,000

Note:

(1) Before deducting the expenses of this offering, estimated to be $500,000.

The Trust pays distributions on its outstanding trust units on or about the fifteenth day of each month to holders of trust units ("Unitholders") of record on the last day of the preceding month or, if the last day is not a business day, the next following business day (with the exception that December 31 is always a record date). Purchasers of trust units under this offering who own such trust units on December 31, 2005 will receive the December 2005 monthly distribution of the Trust and a special distribution of the Trust each to be paid on January 16, 2006. See "Record of Distributions to Unitholders".

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Blackmont Capital Inc., Canaccord Capital Corporation, RBC Dominion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P. and Peters & Co. Limited (collectively, the "Underwriters"), as principals, conditionally offer the trust units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP. The Underwriters may effect transactions which stabilize or maintain the market price for the trust units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions for trust units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of this offering is expected to occur on, and must occur not later than, December 30, 2005.

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to subsidiaries of the Trust and to which such subsidiaries are presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

In the opinion of Macleod Dixon LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based on representations of an officer of the Administrator as to certain factual matters and subject to the qualifications and assumptions discussed under "Canadian Federal Income Tax Considerations" in this short form prospectus, the trust units offered hereunder will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, "Exempt Plans"). See "Canadian Federal Income Tax Considerations".

A return on an investment in trust units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed**. The actual amount distributed will depend on numerous factors including the operational and financial performance of the Trust and its subsidiaries and the debt obligations, working capital requirements and future capital requirements of the Trust and its subsidiaries. In addition, the market value of the trust units may decline if the Trust's cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See, for example, the risk factors under the heading "Risk Factors - Risks Relating to the Trust's Properties and Assets" on pages 31 to 34 of the AIF (as defined herein) and under the heading "Risks and Uncertainties" in the MD&A (as defined herein), which are incorporated by reference in this short form prospectus. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in trust units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax deferred (and reduce the Unitholder's cost base in the trust unit for tax purposes). See "Canadian Federal Income Tax Considerations".

The Trust is an open-ended unincorporated investment trust which offers and sells its trust units to the public. The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

BACKGROUND

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta created in connection with the spinout of certain assets from Paramount Resources Ltd. ("Paramount") which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one trust unit of the Trust (a "Trust Unit") for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, the Trust (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount (the "Spinout Assets"), (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. The Trust became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the Toronto Stock Exchange on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

In 2004, Paramount had completed two separate acquisitions of properties in the Kaybob and Marten Creek areas of Alberta, respectively. Most of these properties were subsequently included in the Spinout Assets.

The Trust Spinout constituted a "significant acquisition" by the Trust for securities law purposes. Accordingly, historical financial statements relating to the Spinout Assets and the Kaybob and Marten Creek properties acquired by Paramount and included in the Spinout Assets (the "Kaybob Acquired Properties" and the "Marten Creek Acquired Properties", respectively) are incorporated by reference herein along with pro forma financial statements relating to such "significant acquisition".

Paramount continues to own 19% of the outstanding Trust Units and is involved in the management and administration of the Trust and its subsidiaries through a services agreement.

In this prospectus, "Trust" refers to Trilogy Energy Trust and "Trilogy" refers to the Trust together with its direct and indirect subsidiaries.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans, distributions on Trust Units by the Trust and cash flow to be retained by Trilogy for capital and future expenditures.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- supply and demand of oil and natural gas and volatility of oil and natural gas prices;
- fluctuations in currency and interest rates;
- competition for, among other things, capital, acquisitions of oil and natural gas properties and reserves and skilled personnel;
- risks inherent in Trilogy's operations;
- risks inherent in Trilogy's marketing plan for its production, including credit risk;

- imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves;
- Trilogy's ability to replace and expand its oil and natural gas reserves;
- Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations;
- Trilogy's ability to access external sources of debt and equity capital;
- general economic and business conditions;
- Trilogy's ability to enter into or renew leases;
- Trilogy's ability to make capital expenditures and the amounts of capital expenditures;
- imprecision in estimating the timing, costs and levels of production and drilling;
- the results of exploration, development and drilling;
- imprecision in estimates of future production capacity;
- Trilogy's ability to secure adequate product transportation;
- uncertainty in the amounts and timing of royalty payments;
- imprecision in estimates of oil, natural gas and other product sales;
- tax pools, tax shelter and tax deductions available to Trilogy;
- changes to legislation and regulations applicable to Trilogy and the interpretation thereof, including tax and environmental legislation and regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against Trilogy;
- difficulty in obtaining necessary regulatory approvals; and
- the other risk factors set forth under "Risk Factors" in the AIF, "Risks and Uncertainties" in the MD&A and such other risks and uncertainties described from time to time in the Trust's reports and filings with Canadian securities authorities.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this short form prospectus are made as of the date hereof and neither the Trust nor the Underwriters undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NOTE REGARDING NON-GAAP MEASURES

In the documents incorporated by reference in this short form prospectus, the Trust uses the terms "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" as indicators of financial performance. "Cash or Funds Flow of Trilogy Energy Trust" refers to the cash flow from operating activities before changes in operating working capital, and "Distributable Cash" refers to the amount of cash available for distribution to Unitholders. "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" should not be construed as alternatives to net earnings (loss), cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information with respect to Trilogy's operating performance, leverage and liquidity and of cash available for distribution from the Trust to Unitholders.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Administrator at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9, (403) 290-2900. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Administrator at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this short form prospectus:

(a) the initial annual information form of the Trust dated September 27, 2005 (the "AIF");

(b) the unaudited interim consolidated financial statements of the Trust as at and for the three and nine months ended September 30, 2005 and the accompanying management's discussion and analysis (the "MD&A");

(c) the unaudited interim consolidated financial statements of the Trust as at and for the three and six months ended June 30, 2005 and the accompanying management's discussion and analysis; and

(d) the document entitled "Certain Financial Information relating to Trilogy Energy Trust" dated December 22, 2005, which includes:

  (i) the balance sheet of the Trust as at February 25, 2005 and the auditors' report thereon;

  (ii) the unaudited financial statements for the Spinout Assets for the three months ended March 31, 2005;

  (iii) the financial statements for the Spinout Assets for the years ended December 31, 2004, 2003 and 2002 and the auditors' report thereon;

  (iv) the schedule of revenues, royalties and operating expenses for the Kaybob Acquired Properties for the six months ended June 30, 2004 and the year ended December 31, 2003 and the auditors' report for the year ended December 31, 2003;

  (v) the schedule of revenues, royalties and operating expenses for the Marten Creek Acquired Properties for the six months ended June 30, 2004, the nine months ended September 30, 2003 and the years ended December 31, 2003, 2002 and 2001 and the auditors' report for the years ended December 31, 2003, 2002 and 2001; and

  (vi) the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the compilation report thereon.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements of the Trust and the accompanying management's discussion and analysis for the same period;

(c) comparative financial statements of the Trust for the most recently completed financial year, together with the accompanying report of the auditors; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument 44-101 - *Short Form Prospectus Distributions*, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

TRILOGY ENERGY TRUST

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta. The Trust is an energy trust which indirectly holds its assets, consisting of oil and natural gas properties and related assets in the Kaybob and Marten Creek areas of Alberta, through Trilogy Energy LP, an indirect wholly-owned subsidiary of the Trust. The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by Trilogy Energy LP. Computershare Trust Company of Canada is the trustee of the Trust, and the Administrator is the administrator of the Trust and the general partner of Trilogy Energy LP. The beneficiaries of the Trust are the Unitholders. The head office, registered office and principal business office of the Trust is located at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Trust has provided an undertaking to the securities commission or similar regulatory authority in each of the provinces of Canada that: (i) in complying with its reporting issuer obligations, the Trust will treat Trilogy Energy LP as a subsidiary of the Trust; however, if GAAP prohibits the consolidation of financial information of the Trust and Trilogy Energy LP, then for so long as Trilogy Energy LP (including any of its significant business interests) represents a significant asset of the Trust, the Trust expects that it will provide Unitholders with separate financial statements for Trilogy Energy LP (including any of its significant business interests); (ii) for so long as the Trust is a reporting issuer, the Trust will take appropriate measures to require each person who would be an insider of the Administrator if the Administrator were a reporting issuer to file insider reports about trades in securities of the Trust (including securities which are exchangeable into securities of the Trust); and (iii) the Trust will annually certify that it has complied with this undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements. This undertaking is given by the Trust in connection with National Policy 41-201, and is the same undertaking given by other trusts upon request by the Alberta Securities Commission in connection with prospectus offerings by such trusts.

DETAILS OF THE OFFERING

The offering consists of 6,000,000 Trust Units at a price of $24.75 per Trust Unit.

The following is a summary of the material attributes and characteristics of the Trust Units and is qualified in its entirety by the terms of the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 between Computershare Trust Company of Canada, the settlor of the Trust and the Administrator (the "Trust Indenture"), a copy of which is available at www.sedar.com.

The Trust is authorized to issue an unlimited number of Trust Units pursuant to the Trust Indenture. The holders of Trust Units are entitled to vote at all meetings of Unitholders on the basis of one vote per Trust Unit. Each Trust Unit is transferable and represents an equal, fractional, undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves rateably without discrimination, preference or priority. Unitholders are not required to make any future contributions in respect of their Trust Units. Trust Units are redeemable at any time at the option of the holder on the terms, and subject to the conditions and limitations, described in the Trust Indenture. The Trust may issue additional Trust Units or securities exercisable or convertible therefor from time to time in accordance with the provisions of the Trust Indenture.

The Trust Indenture also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The Trust Indenture also provides that no Unitholder shall be personally liable to any person in connection with the Trust and the activities of the Trust and all claims against the Trust shall be satisfied out of the assets of the Trust. Amendments to the Trust Indenture require, subject to certain exceptions, approval by a special meeting of Unitholders at which a resolution must be passed by not less than 66 ⅔% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66 ⅔% of the outstanding Trust Units.

Unitholders of record on the last day of each month, or the business day following the last day of the month if the last day of the month is not a business day (with the exception that December 31 is always a record date), are entitled to receive distributions on Trust Units payable by the Trust in respect of that month. Such distributions are made on or about the fifteenth day of the following month.

USE OF PROCEEDS

The net proceeds from the sale of the Trust Units offered hereby are estimated to be $140,575,000, after deducting the aggregate of the Underwriters' fees and estimated expenses of the offering of $7,925,000. The net proceeds from the sale of Trust Units offered hereby will be used by Trilogy initially to repay indebtedness under Trilogy's credit facilities, thereby increasing Trilogy's unused credit capacity for ongoing capital expenditures, potential future acquisitions and general trust and operating purposes. See "Relationship Among the Trust and Certain Underwriters".

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2005 and as at November 30, 2005, both before and after giving effect to the offering.

Designation	Authorized	As at September 30, 2005	As at November 30, 2005 before giving effect to the offering	As at November 30, 2005 after giving effect to the offering[2]
Long Term Debt[1]	-	$225,372,000	$248,776,000	$108,201,000
Trust Units................	Unlimited	$408,646,000 (79,133,395 Trust Units)	$408,646,000 (79,133,395 Trust Units)	$549,221,000 (85,133,395 Trust Units)

Notes:

(1) Trilogy has a credit agreement with a syndicate of Canadian chartered banks. Under the credit agreement, Trilogy has a $265,000,000 committed revolving and term facility and a $35,000,000 working capital facility. Borrowing under the facilities bear interest at the lenders' prime rate, Bankers' Acceptance rate, US base rate or LIBOR, plus a margin dependent on certain conditions. The revolving nature of the credit facilities are scheduled to expire on March 31, 2006, subject to extension. If the revolving portions of the facilities are not extended, those portions will have a term maturity date of one year from expiration. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets.

(2) Based on the issuance of 6,000,000 Trust Units for aggregate net proceeds of $140,575,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

The following table outlines the monthly trading price range and trading volume of the Trust Units since the Trust Units were listed on the TSX on April 6, 2005.

	Price Range ($)		
2005	**High**	**Low**	**Trading Volume**
April	17.00	15.20	9,609,188
May	17.35	15.36	6,861,542
June	18.45	16.24	3,770,045
July	19.80	17.76	2,775,700
August	20.00	18.91	3,125,444
September	29.00	19.95	3,404,273
October	28.14	21.35	2,863,795
November	26.38	21.00	3,319,956
December (1 to 21)	26.62	24.40	3,594,838

On December 21, 2005, the closing price of the Trust Units on the TSX was $24.71.

RECORD OF DISTRIBUTIONS TO UNITHOLDERS

The Trust has made monthly cash distributions of $0.16 per Trust Unit for each of April, May, June, July and August 2005, and cash distributions of $0.25 per Trust Unit for the months of September, October and November 2005. The Trust has announced a cash distribution of $0.25 per Trust Unit for the month of December 2005.

The Trust has also announced that a special year end distribution of $0.55 per Trust Unit will be paid on January 16, 2006 to Unitholders of record on December 31, 2005. The special distribution is being paid to such Unitholders with the intent that the Trust's distributions for 2005 will be at least equal to the Trust's taxable income for 2005, as required by the Trust Indenture.

Purchasers of Trust Units under this offering who own such Trust Units on December 31, 2005 will receive the December 2005 monthly distribution of the Trust and the special distribution of the Trust each to be paid on January 16, 2006.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated December 14, 2005 (the "Underwriting Agreement") among the Trust, the Administrator, Trilogy Energy LP and the Underwriters, the Trust has agreed to issue and sell, and the Underwriters have agreed, severally and not jointly, to purchase on (and not later than) December 30, 2005, subject to the terms and conditions stated therein, all but not less than all of the 6,000,000 Trust Units offered hereby at a price of $24.75 per Trust Unit for total gross proceeds of $148,500,000 payable in cash to the Trust against delivery of the 6,000,000 Trust Units. In consideration of the services provided in connection with this offering, the Trust will pay the Underwriters a fee of $1.2375 per Trust Unit issued pursuant to this offering for an aggregate fee of $7,425,000. The offering price of the Trust Units offered hereunder was determined by negotiation between the Administrator, on behalf of the Trust and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint and several, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Trust Units which it or they agreed to purchase and the number of Trust Units that it or they agreed to purchase is not more than 5% of the aggregate number of Trust Units offered hereby, the non-defaulting Underwriters are obligated severally, in their respective allotments, to purchase the Trust Units which such defaulting Underwriter(s) failed to purchase. If any one or more of the Underwriters fails to purchase the Trust Units which it or they agreed to purchase and the number of Trust Units that it or they agreed to purchase is more than 5% of the aggregate number of Trust Units offered hereby, the non-defaulting Underwriters may terminate their obligations to purchase their allotment of Trust Units, but have the right to purchase all of the Trust Units which would otherwise have been purchased by such defaulting Underwriter(s) on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all of the Trust Units if any of the Trust Units are purchased under the Underwriting Agreement. Each of the Trust, the Administrator and Trilogy Energy LP has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents against certain liabilities.

The Trust has agreed that, subject to certain exceptions, it will not sell or offer to sell, or enter into an agreement to sell or offer to sell, Trust Units or any securities exchangeable, convertible or exercisable into Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Trust has also undertaken to use its reasonable commercial efforts to obtain an agreement of Paramount not to, and to cause each entity within its control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Underwriting Agreement also provides that it is a condition to the closing of the offering that Clayton H. Riddell, the Chairman of the Administrator and the Chairman and Chief Executive Officer of Paramount, who is a significant Unitholder, provide an agreement not to, and to cause each entity within his control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the trust units offered pursuant to this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX on or before March 15, 2006.

The Underwriters have advised the Trust that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust Units have not been and will not be registered under the United States *Securities Act of 1933,* as amended (the "1933 Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to "qualified institutional buyers" (as defined in Rule 144A under the 1933 Act) in the United States provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside of the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Trilogy and to which Trilogy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation.

As at November 30, 2005, Trilogy was indebted to its lenders in the amount of $248,776,000 under Trilogy's credit facilities with its lenders. Trilogy is in compliance with all material terms of the agreements governing such credit facilities. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets. Neither Trilogy's financial position nor the value of the security under the credit facilities has changed adversely to the detriment of the creditors since the indebtedness under the credit facilities was incurred.

The net proceeds from the sale of Trust Units offered hereby will be used by Trilogy initially to repay indebtedness under Trilogy's credit facilities, thereby increasing Trilogy's unused credit capacity for ongoing capital expenditures, potential future acquisitions and general trust and operating purposes. See "Use of Proceeds". The decision to offer the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations between the Administrator, on behalf of the Trust and BMO Nesbitt Burns Inc., on its own behalf and on behalf of the other Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering, each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. will receive its share of the Underwriters' fee payable by the Trust to the Underwriters.

RISK FACTORS

An investment in the Trust Units offered by this short form prospectus is subject to certain risks. The risk factors identified under the heading "Risk Factors" at pages 31 to 37 of the AIF and "Risks and Uncertainties" in the MD&A, which are incorporated by reference herein, should be carefully reviewed and evaluated by prospective purchasers of Trust Units before purchasing Trust Units hereunder.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel for the Trust, and Stikeman Elliott LLP, counsel for the Underwriters (together, "Counsel"), the following summary describes the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) (the "Tax Act") to a holder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act at all relevant times, holds the Trust Units as capital property and deals at arm's length and is not affiliated with the Trust and the Underwriters. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have their Trust Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, (b) a holder an interest in which is a "tax shelter investment" under the Tax

Act, or (c) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the facts set out in this prospectus and a certificate of an officer of the Administrator, as to certain factual matters, the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency.

This summary is based on the assumption that the Trust will at all times comply with the Trust Indenture, as such indenture may be amended from time to time. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the offering and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action. No assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular holder or prospective holder of Trust Units. Consequently, holders and prospective holders of Trust Units should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Trust Units.

Status of the Trust

This summary assumes that the Trust will qualify at the closing of the offering, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, in addition to qualifying as a "unit trust", the Trust must satisfy the following conditions:

(a) the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property);

(b) the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units; and

(c) the Trust may not reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada under the Tax Act.

On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely or materially affects the Trust or Unitholders.

Management of the Administrator has advised Counsel that it intends to ensure that the Trust will meet the requirements to qualify as a mutual fund trust at all times. **If the Trust were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.**

Taxation Principles Applicable to the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under the Tax Act on its income for the year which will include such amount of the income of Trilogy Holding Trust as is paid or becomes payable in the year to the Trust and is deducted by Trilogy Holding Trust in computing its income under the Tax Act (including amounts of net taxable capital gains or taxable dividends designated by Trilogy

Holding Trust in respect of the Trust) and net realized taxable capital gains, less the portion thereof that the Trust deducts in respect of amounts that are paid or that become payable by the Trust in the year to Unitholders. An amount will be considered to become payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount.

In computing its income, the Trust may deduct reasonable amounts on account of interest, administrative, management and other expenses incurred by it in the course of carrying on its investment undertaking for the purpose of earning income and not reimbursed to it.

Under the Trust Indenture, an amount equal to all of the net income of the Trust and any net taxable capital gains realized by the Trust (other than capital gains or income realized by the Trust on an in specie redemption of Trust Units which are designated by the Trust to redeeming Unitholders) together with the non-taxable portion of any net capital gains realized by the Trust will generally be paid or become payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. To the extent that the Trust does not have available cash to pay cash distributions equal to the net income of the Trust, such net income may be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising as a result of an in specie distribution on the redemption of Trust Units. The Trust Indenture provides that the taxable portion of any capital gain or income realized by the Trust as a result of that redemption may, at the discretion of the board of directors of the Administrator, be treated as income paid to, and designated as a taxable capital gain or income of, the redeeming Unitholders. Any amount so designated must be included in the income of the redeeming Unitholders and will be deductible by the Trust in computing its income.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable in such year for income tax under Part 1 of the Tax Act, however, no assurance can be given in this regard. The Trust generally is expected to designate to the Unitholders any net taxable capital gains received or realized by it or designated to it by Trilogy Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation Principles Applicable to Trilogy Holding Trust

The taxation year of Trilogy Holding Trust is the calendar year. In each taxation year, Trilogy Holding Trust will be subject to tax under Part I of the Tax Act on its income for the year, which will include all amounts that accrue to it in respect of its net profits interest pursuant to that net profits interest agreement dated effective April 1, 2005 between Trilogy Holding Trust and Trilogy Energy LP and its allocated share of the income of Trilogy Energy LP, less the portion thereof that Trilogy Holding Trust deducts in respect of amounts that are paid or become payable by Trilogy Holding Trust in the year to the Trust. An amount will be considered to become payable to the Trust in a taxation year if the Trust is entitled in that year to enforce payment of the amount. The amount of income allocated to Trilogy Holding Trust from Trilogy Energy LP may exceed or be less than the amount of cash distributed by Trilogy Energy LP to Trilogy Holding Trust. Generally, distributions to Trilogy Holding Trust in excess of the income allocated to Trilogy Holding Trust from Trilogy Energy LP will result in a reduction of the adjusted cost base of Trilogy Holding Trust's interest in Trilogy Energy LP by the amount of such excess. If, as result, Trilogy Holding Trust's adjusted cost base at the end of a taxation year of its interest in Trilogy Energy LP would otherwise be a negative amount, Trilogy Holding Trust will be deemed to realize a capital gain in such amount for that year, and Trilogy Holding Trust's adjusted cost base at the beginning of the next taxation year of its interest in Trilogy Energy LP will then be nil. Trilogy Holding Trust will generally be entitled to deduct its expenses incurred to earn income from a business or property provided such expenses are reasonable and otherwise deductible under the Tax Act.

Under the declaration of trust dated February 25, 2005 as amended and restated as of April 1, 2005 between The Canada Trust Company, as trustee, and the Trust pursuant to which Trilogy Holding Trust was established, an amount equal to all of the income of Trilogy Holding Trust, including net realized taxable capital gains, generally will be payable to the Trust and, therefore, deductible in computing Trilogy Holding Trust's income for tax purposes. An alternative minimum tax is payable by Trilogy Holding Trust under Part I of the Tax Act for a

taxation year to the extent that that such tax exceeds Trilogy Holding Trust's regular tax liability for the taxation year.

Taxation Principles Applicable to Trilogy Energy LP

Trilogy Energy LP is not subject to tax under the Tax Act. Each partner of Trilogy Energy LP (including Trilogy Holding Trust) is required to include in computing the partner's income the partner's share of the income or loss of Trilogy Energy LP for its fiscal year ending in or coincidentally with the partner's taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Trilogy Energy LP will be computed for each fiscal year as if it were a separate person resident in Canada. In computing such income or loss, deductions may be claimed for reasonable amounts in respect of administrative and other expenses incurred for the purpose of earning income from business or property. The income or loss of Trilogy Energy LP for a fiscal year will be allocated to each partner on the basis of the partner's share of such income or loss subject to the detailed rules in the Tax Act in that regard, including, in the case of allocation of losses to limited partners, the at-risk rules.

Unitholders

Trust Distributions

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of Trilogy Holding Trust or the Trust for the purposes of the Tax Act cannot be allocated to, or treated as a loss of, the Unitholder.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including such portion of the income of the Trust and net taxable capital gains of the Trust that are paid or become payable to the Unitholder.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, the payment by the Trust of such excess amount, other than as proceeds of disposition of Trust Units, will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base of the Trust Unit will be nil immediately thereafter.

Acquisition of Trust Units

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. The cost of such Trust Units will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the adjusted cost base of each Trust Unit held by the Unitholder.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units pursuant to the Trust Indenture will be a disposition of such Trust Units for proceeds of disposition equal to the cash received. Where Trust Units are redeemed and property of the Trust is distributed *in specie* to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed, less the amount of any income or capital gain realized by the Trust on the distribution of such property that is designated to the redeeming Unitholder. Redeeming Unitholders will consequently realize a capital gain (or capital loss) equal to the amount by which the

proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. The cost of any property distributed by the Trust (including notes of Trilogy Holding Trust) upon a redemption of Trust Units will be equal to the fair market value of such property at the time of the redemption, less any accrued interest thereon in the case of notes of Trilogy Holding Trust.

Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Exempt Plans

Provided that the Trust is a mutual fund trust for purposes of the Tax Act, the Trust Units will be qualified investments under the Tax Act and the regulations thereunder for Exempt Plans (subject to the specific provisions of any particular Exempt Plan). Where an Exempt Plan receives notes of Trilogy Holding Trust or other property of the Trust as a result of an *in specie* redemption of Trust Units, such notes of Trilogy Holding Trust or other property would likely not be qualified investments for the Exempt Plan. Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the Trust Units. As of the date hereof, the principals of Paddock Lindstrom & Associates Ltd., the Trust's independent petroleum engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Ernst & Young LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated December 22, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of:

- Our report to the board of directors of the Administrator on the balance sheet of the Trust as at February 25, 2005. Our report is dated February 25, 2005.
- Our report to the board of directors of the Administrator on the balance sheets as at December 31, 2004 and 2003 and the statements of earnings (loss) and statements of cash flows for the years ended December 31, 2004, 2003 and 2002 on the Spinout Assets (as defined in the above-mentioned prospectus). Our report is dated July 22, 2005.

(signed) Ernst & Young LLP
Chartered Accountants
Calgary, Alberta

December 22, 2005

PricewaterhouseCoopers LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated December 22, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated December 2, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and operating expenses of the Kaybob Properties for the year ended December 31, 2003.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

December 22, 2005

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated December 22, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated December 10, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and expenses of the Marten Creek Property for the years ended December 31, 2003, 2002 and 2001.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

December 22, 2005

CERTIFICATE OF THE TRUST

Date: December 22, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRILOGY ENERGY TRUST,
by its administrator:

TRILOGY ENERGY LTD.

(signed) James H. T. Riddell
President and Chief Executive Officer

(signed) Bernard K. Lee
Chief Financial Officer

(signed) Clayton H. Riddell
Director

(signed) E. Mitchell Shier
Director

CERTIFICATE OF PROMOTER

Date: December 22, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PARAMOUNT RESOURCES LTD.

By: (signed) James H. T. Riddell

CERTIFICATE OF THE UNDERWRITERS

Date: December 22, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	BLACKMONT CAPITAL INC.
By: (signed) Shane C. Fildes	By: (signed) Michael de Carle	By: (signed) John Peltier
CANACCORD CAPITAL CORPORATION	RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.
By: (signed) Stephen C. Hayden	By: (signed) Eric L. Toews	By: (signed) Steven Kroeker
FIRSTENERGY CAPITAL CORP.	GMP SECURITIES L.P.	PETERS & CO. LIMITED
By: (signed) John S. Chambers	By: (signed) Wade Felesky	By: (signed) Bradley P. D. Fedora